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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                                SCHEDULE 14D-1/A
                       (Amendment No. 4 - Final Amendment)
                             TENDER OFFER STATEMENT
                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                       and
                                 SCHEDULE 13D/A
                       (Amendment No. 4 - Final Amendment)
                            Pursuant to Section 13(d)
                     of the Securities Exchange Act of 1934
                              --------------------
                              CADE INDUSTRIES, INC.
                            (Name of Subject Company)
                               SPHERE CORPORATION
                          a wholly owned subsidiary of
                         UNITED TECHNOLOGIES CORPORATION
                                    (Bidders)
                     Common Stock, Par Value $.001 Per Share
           (including the associated rights to purchase common stock)
                         (Title of Class of Securities)
                                   127382-10-9
                      (CUSIP Number of Class of Securities)
                              --------------------
                            William H. Trachsel, Esq.
              Senior Vice President, General Counsel and Secretary
                         United Technologies Corporation
                               One Financial Plaza
                                Hartford CT 06101
                                 (860) 728-7000
  (Name, Address and Telephone Number of Persons authorized to Receive Notices and Communications on Behalf of Bidders)
                                   Copies to:
                              Christopher E. Austin
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
                              --------------------

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


   CUSIP No. 127382-10-9

    1.  Name of Reporting Person S.S. or I.R.S. Identification No. of
        Person Above

        Sphere Corporation

    2.  Check the Appropriate Box if a member of a Group                 (a) |_|

                                                                         (b) |_|

    3.  SEC Use Only

    4.  Sources of Funds

        AF

    5.  Check if Disclosure of Legal Proceedings is Required Pursuant
        to Items 2(e) or 2(f)                                                |_|

    6.  Citizenship or Place of Organization

        Wisconsin

    7.  Aggregate Amount Beneficially Owned by Each Reporting Person

        18,926,757 (including Shares tendered by guaranteed delivery)

    8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain
        Shares                                                               |_|
    9.  Percent of Class Represented by Amount in Row (7)

        Approximately 87.6%

   10.  Type of Reporting Person

        CO
---------

    1.  Name of Reporting Person S.S. or I.R.S. Identification No.
        of Person Above

        United Technologies Corporation

    2.  Check the Appropriate Box if a member of a Group                 (a) |_|

                                                                         (b) |_|

    3.  SEC Use Only

    4.  Sources of Funds

        WC

    5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
        2(e) or 2(f)                                                         |_|

    6.  Citizenship or Place of Incorporation

        Delaware

    7.  Aggregate Amount Beneficially Owned by Each Reporting Person

        18,926,757 (including Shares tendered by guaranteed delivery)*

    8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain
        Shares                                                               |_|

    9.  Percent of Class Represented by Amount in Row (7)

        87.6%

   10.  Type of Reporting Person

        CO
---------

* Because Parent owns all of the capital stock of Purchaser, Parent may be deemed to beneficially own the Shares beneficially owned by Purchaser.

     This Amendment No. 4, the final amendment, amends and supplements the joint Tender Offer Statement on Schedule 14D-1 (as amended and supplemented, the "Schedule 14D-1") filed with the Securities and Exchange Commission on October 21, 1999, as previously amended by Amendment No. 1 on November 4, 1999, by Amendment No. 2 on November 22, 1999 and by Amendment No. 3 on December 3, 1999 by United Technologies Corporation, a Delaware corporation ("Parent") and by Sphere Corporation, a Wisconsin corporation ("Purchaser") and a wholly owned subsidiary of Parent, to purchase all of the outstanding shares of common stock, par value $.001 per share (the "Common Stock"), of Cade Industries, Inc., a Wisconsin corporation (the "Company"), including the associated common stock purchase rights (the "Rights") issued pursuant to the Rights Agreement (the "Rights Agreement") dated as of August 4, 1998, as amended as of October 21, 1999, between the Company and Firstar Bank Milwaukee, N.A. (formerly named Firstar Trust Company), as Rights Agent (the Common Stock and the Rights together, the "Shares") at $5.05 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of October 21, 1999, and the related Letter of Transmittal (which together constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the
Schedule 14D-1.

     This Amendment also constitutes an amendment to the Statement on Schedule 13D with respect to the beneficial ownership of Shares which has previously been filed by Parent and Purchaser.

Item 6.  Interest in Securities of the Subject Company.

     Item 6(a)-(b) is hereby amended and supplemented by adding the following paragraph:

     The Offer expired at 5:00 p.m., New York City time, on Friday, December 3, 1999. Pursuant to the Offer and based upon the report of the Depositary, the Purchaser has accepted for payment 18,883,459 Shares tendered by physical or book entry delivery and 43,298 Shares tendered by guaranteed delivery. Reference is hereby made to the press release issued by Parent on December 6, 1999, a copy of which is attached hereto as Exhibit (a)(11) and incorporated herein by reference.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 6, 1999


                                         UNITED TECHNOLOGIES CORPORATION


                                         By: /s/ William H. Trachsel
                                             -----------------------
                                             Name:   William H. Trachsel
                                             Title:  Senior Vice President,
                                                     General Counsel and
                                                     Secretary

                                         SPHERE CORPORATION


                                         By: /s/ Lawrence V. Mowell
                                             -----------------------
                                             Name:   Lawrence V. Mowell
                                             Title:  Director


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                                  EXHIBIT INDEX

The following item (a)(11) is hereby added to the Exhibit Index:

 Exhibit                                                      Page
 Number                  Exhibit Name                        Number
 ------                  ------------                        ------
 (a)(11) Text of Press Release issued by Parent on December 6, 1999.

                                                                 Exhibit (a)(11)

Contact: Peter Dalpe/UTC
(860) 728-7912


FOR IMMEDIATE RELEASE



                           UTC COMPLETES TENDER OFFER

                       FOR SHARES OF CADE INDUSTRIES, INC.



     HARTFORD, Conn., and OKEMOS, Mich., Dec. 6, 1999 - United Technologies Corp. (NYSE: UTX) and Sphere Corp., a wholly owned subsidiary of UTC, today announced the successful completion of the tender offer by Sphere to acquire the common stock, par value $.001 per share, of Cade Industries Inc. (NASDAQ: CADE) at $5.05 net per share in cash.

     Approximately 19 million shares of Cade, representing over 87% of the issued and outstanding Cade shares, were validly tendered and not withdrawn prior to the expiration of Sphere's tender offer at 5:00 p.m., New York City time, on Friday, December 3, 1999.

     Sphere has accepted for payment the shares which were tendered and intends, pursuant to the terms of the merger agreement between UTC, Sphere and Cade, to acquire the remaining Cade shares that Sphere does not already own through a merger between Sphere and Cade at the same $5.05 per share offer price as offered in the tender offer.

     United Technologies Corp., based in Hartford, Conn., provides a broad range of high technology products and support services to the building systems and aerospace industries.

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